Exhibit 99.12

GALAPAGOS Naamloze Vennootschap / Public Limited Liability Company Generaal De Wittelaan L11 A3, 2800 Mechelen, België / Belgium Ondernemingsnummer / Company number: 0466.460.429 RPR Antwerpen (afdeling Mechelen) / RLE Antwerp (division Mechelen) Op 26 maart 2026 bedraagt het totaal aantal aandelen en stemrechten van Galapagos NV 65.897.071 On March 26, 2026, the total number of shares and voting rights of Galapagos NV amounts to 65,897,071 Gewone en Buitengewone Algemene Vergadering van 28 april 2026; Annual and Extraordinary Shareholders’ Meeting of April 28, 2026;